Mail Stop 4561

March 27, 2007

Dennis D. Powell
Senior Vice President and
Chief Financial Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

      Re: Cisco Systems, Inc.
             Form 10-K for the Fiscal Year Ended
             July 29, 2006
             Filed September 18, 2006
             File No. 000-18225

Dear Mr. Powell:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief